For Immediate Release
May 25, 2009

Manulife Financial Corporation announces Preferred Share issue

TORONTO,– Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 1 (“Series 1 Preferred Shares”). Manulife will issue eight million Series 1 Preferred Shares priced at $25 per share to raise gross proceeds of $200 million. The offering will be underwritten by a syndicate of investment dealers led by Scotia Capital Inc. and RBC Dominion Securities Inc. and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is June 3, 2009. Manulife has also granted the underwriters an option, exercisable in whole or in part at any time up to 48 hours prior to closing, to purchase up to an additional two million Series 1 Preferred Shares. The maximum gross proceeds raised under the offering will be $250 million should this option be exercised in full. Manulife intends to file a prospectus supplement to its May 8, 2009 amended and restated base shelf prospectus in respect of this issue.

Holders of the Series 1 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 5.60% annually, as and when declared by the Board of Directors of Manulife, for the initial period ending September 19, 2014. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.23%.

Holders of Series 1 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Rate Reset Class 1 Shares Series 2 (“Series 2 Preferred Shares”), subject to certain conditions, on September 19, 2014 and on September 19 every five years thereafter. Holders of the Series 2 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.23%.

Approximately half of the net proceeds from the offering will be applied to reduce amounts outstanding under Manulife’s credit facility with Canadian chartered banks and the balance of the net proceeds will be utilized for general corporate purposes,

The Series 1 Preferred Shares and Series 2 Preferred Shares have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405.3 billion (US$321.7 billion) as at March 31, 2009.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:

Tom Nunn
519-594-8578
tom_nunn@manulife.com

Investor Relations:

Amir Gorgi
1-800-795-9767
investor_relations@manulife.com